FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	“Syngenta agrees agriculture biotechnology research collaboration in China”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Media Release

Syngenta agrees agriculture biotechnology research collaboration in China

Basel, Switzerland/ Beijing, PRC, June 25, 2007

Syngenta announced today that it has agreed a five-year research collaboration with the Institute of Genetics and Developmental Biology (IGDB) in Beijing, China. The agreement focuses on the identification and development of novel agronomic traits including drought tolerance for key crops, including corn, soybean, wheat, sugar beet and sugar cane. IGDB forms part of the Chinese Academy of Sciences in Beijing and is one of China’s leading biotechnology research institutes.

Syngenta will have rights to commercialize previously and newly developed traits in the agreed range of field crops. Under the agreement, traits will not only be developed for the Chinese seeds market, but also for global agriculture markets. Financial details of the agreement have not been disclosed.

“We are extremely pleased to have IGDB as one of our research partners”, said Dr. David Lawrence, Head of Research and Development at Syngenta. “The Institute has profound discovery research in genetics, developmental biology and agricultural sciences. Its science base fits very well with Syngenta’s commitment to meet the high demand from farmers both inside and outside of China for new seed products. Combining our technology platforms will increase the speed of introduction of new and improved seed varieties.”

“The collaboration with Syngenta gives our Institute access to global agriculture markets through integration of new traits in the Syngenta seeds portfolio. This is an important step in our ambition to extend our research programs beyond China,” said Dr. Yongbiao Xue, Director at IGDB.

Syngenta and IGDB will commence their collaboration project with immediate effect.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion.  Syngenta employs around 19,500 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Syngenta – June 25, 2007 / Page 1 of 2

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – June 25, 2007 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: June 25, 2007	By:	/s/ Christoph Mäder

		Name:	Christoph Mäder
		Title:	Head Legal & Taxes